SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

META GROUP, INC.

(Name of Issuer)

Common Shares, $ .01 par value per share

(Title of Class of Securities)

591002100

(CUSIP NUMBER)

Nery Asset Management, LLC
22 South Pack Square
Suite 302
Asheville, North Carolina 28801
Tel. No.: (828) 225-5908
Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

July 30, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 591002100

1.	Name of Reporting Person: Nery Capital Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 84-1513454

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 700,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 700,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 5.07%

14.	Type of Reporting Person*(See Instructions): PN

   *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 591002100

1.	Name of Reporting Person: Michael A. Nery		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 700,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 700,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 5.07%

14.	Type of Reporting Person* (See Instructions): IN

   *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

     This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Nery Capital Partners, L.P., a Delaware limited partnership (“Nery Capital”), and Mr. Michael A. Nery, the principal of Nery Capital, relating to common shares of beneficial interest of Meta Group, Inc., a Delaware corporation (the “Issuer”). Mr. Nery and Nery Capital are collectively referred to as the “Reporting Persons.” Because of activities that have been undertaken or may be undertaken by the Reporting Persons, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

     This Schedule 13D relates to common shares of beneficial interest of the Issuer, par value $ .01 per share (“Common Shares”), owned by Nery Capital.

Item 1. Security and Issuer

     Securities: Common Shares, par value $.01 per share

Issuer:	Meta Group, Inc. 208 Harbor Drive Stamford, Connecticut 06912-0061

Item 2. Identity and Background

     (a) This Schedule 13D is filed by: Nery Capital Partners, L.P., a Delaware limited partnership. Mr. Michael A. Nery is the manager of (i) Nery Asset Management, LLC, the investment adviser to Nery Capital, and (ii) Nery Capital Management, L.L.C., the general partner of the Nery Capital.

     (b) The business address of each of the Reporting Persons is 22 South Pack Square, Suite 302, Asheville, North Carolina 28801.

     (c) Nery Capital provides investment management services to private individuals and institutions. The principal occupation of Mr. Michael A. Nery is investment management.

     (d) None of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Nery Capital is a Delaware limited partnership, and Mr. Nery is a United States citizen.

Item 3. Source and Amount of Funds

     As of July 29, 2004, Nery Capital had invested $1,852,457.91. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Nery Capital.

Item 4. Purpose of the Transaction

     The Reporting Persons originally acquired the Common Shares owned by them for portfolio investment purposes. The Reporting Persons believe that there may exist unexploited opportunities to increase the value of the Common Shares. The Reporting Persons may seek representation on the board of directors of the Issuer and intend to work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value, including through communicating to management their views regarding the potential sale of the Issuer (See Exhibit 2). The Reporting Persons may also contact other shareholders regarding potential strategies to increase shareholder value.

     Each of the Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Nery Capital’s general investment and trading policies, market conditions, the availability of Common Shares or other factors. Except as disclosed above, none of the Reporting Persons have any plans or proposals of the type described in (b)-(j) of Item 4.

Item 5. Interest in Securities of the Issuer

     (a) As of July 29, 2004, the Reporting Persons beneficially owned in the aggregate 700,000 Common Shares of the Issuer, which represents 5.07% of the Issuer’s outstanding Common Shares, which such percentage was calculated by dividing (i) the 700,000 Common Shares beneficially owned by the Reporting Persons as of such date, by (ii) 13,797,870 Common Shares outstanding as of May 10, 2004, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated July 30, 2004, between Nery Capital and Mr. Nery.

Exhibit 2 Letter of Nery Capital to the Issuer dated July 30, 2004.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2004

NERY CAPITAL PARTNERS, L.P.
By:	/s/ MICHAEL A. NERY
Michael A. Nery, Manager

/s/ MICHAEL A. NERY
Michael A. Nery